Exhibit 99.1

TuanChe Announces UNAUDITED fourth Quarter and full year 2018 Financial Results

4Q18 net revenues increased by 98.6% year over year

FY18 net revenues increased by 131.9% year over year

BEIJING, March 26, 2019 – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 98.6% to RMB226.4 million (US$32.9 million) from RMB114.0 million, of which auto shows net revenues increased by 97.1% to RMB221.5 million (US$32.2 million) from RMB112.4 million.

•	Gross profit increased by 101.1% to RMB163.3 million (US$23.8 million) from RMB81.2 million. Gross margin expanded to 72.1% from 71.2%.

•	Quarterly number of auto shows organized increased by 139.9% to 331 in 167 cities from 138 auto shows in 75 cities across China.

•	Quarterly number of automobile sales transactions facilitated increased by 26.4% to 117,744 from 93,155, and the quarterly Gross Merchandise Volume (“GMV”) of new automobiles sold increased by 8.1% to RMB16.1 billion (US$2.3 billion) from RMB14.9 billion.

•	Geographic coverage of sales operations further expanded to 138 cities as of December 31, 2018, from 78 cities as of December 31, 2017.

Full Year 2018 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 131.9% to RMB651.0 million (US$94.7 million) from RMB280.7 million, of which auto shows net revenues increased by 144.1% to RMB644.3 million (US$93.7 million) from RMB263.9 million.

•	Gross profit increased by 139.9% to RMB467.6 million (US$68.0 million) from RMB194.9 million. Gross margin expanded to 71.8% from 69.4%.

•	Annual number of auto shows organized increased by 179.9% to 851 in 196 cities from 304 auto shows in 75 cities across China.

•	Annual number of automobile sales transactions facilitated increased by 79.7% to 347,398 from 193,371, and the annual GMV of new automobiles sold increased by 60.3% to RMB48.1 billion (US$7.0 billion) from RMB30.0 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “We maintained our strong growth trajectory in the fourth quarter of 2018. Facing economic uncertainties and industry-wide auto sales decline, most of the major Original Equipment Manufacturers (“OEMs”) have started shifting an increasing portion of their sales and marketing budget towards definitive and high Return On Investment (“ROI”) marketing channels like ours. During the fourth quarter, we continue to expand our geographic coverage to additional third-tier cities and below, organize an increasing number of our auto shows, and facilitate more automobile sales transactions. Going forward, we will deepen our penetration into lower-tier cities, tap into underserved markets, expand our sales network, and attain greater market share. We are confident that we will be able to fortify our market leadership among Chinese automotive marketplaces and sustain our growth for the long run.”

Mr. Zhihai Mao, Chief Financial Officer of TuanChe, stated, “We nearly doubled our quarterly revenue year over year despite macroeconomic headwinds and industry-wide challenges. During the fourth quarter of 2018, we continued to hone in our core competency in organizing auto shows, streamline our back office operations, and optimize our cost structure. As a result, we have reached profitability as our adjusted net income attributable to the Company’s shareholders improved to RMB8.2 million in the fourth quarter of 2018. Looking into 2019, we are confident that our industry-leading scale and brand recognition, nationwide sales network, in-depth automotive domain expertise, improving operating leverage, and ample cash reserves should sustain our growth momentum.”

Unaudited Fourth Quarter 2018 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2018 increased by 98.6% to RMB226.4 million (US$32.9 million) from RMB114.0 million in the prior year period, mainly driven by revenue growth from auto shows.

•	Auto shows revenues in the fourth quarter of 2018 increased by 97.1% to RMB221.5 million (US$32.2 million) from RMB112.4 million in the prior year period, primarily due to (i) the increased number of cities in which the Company operated, and (ii) the increased numbers of auto shows organized and booths offered to industry customers, including franchised dealers, automakers and automotive service providers.

•	Group-purchase facilitation generated no revenue in the fourth quarter of 2018, as the Company shifted its business focus from group-purchase facilitation to auto shows since the fourth quarter of 2016 to satisfy the increasing consumer demand for brands that fit their budgets and needs.

•	Virtual dealership, demand-side platform and others revenues were RMB4.9 million (US$0.7 million) in the fourth quarter compared to no revenue generated in the prior year period. The Company commenced its virtual dealership business in June 2018.

Gross Profit

Gross profit in the fourth quarter of 2018 increased by 101.1% to RMB163.3 million (US$23.8 million) from RMB81.2 million in the prior year period. Gross margin expanded to 72.1% in the fourth quarter of 2018 from 71.2% in the prior year period, mainly due to the enhanced efficiency in the Company’s auto show organization process and its improved bargaining power with third-party service providers.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the fourth quarter of 2018 increased to RMB180.6 million (US$26.3 million) from RMB87.0 million in the prior year period, mainly due to the Company’s enlarged business scale.

•	Selling and marketing expenses in the fourth quarter of 2018 were RMB144.9 million (US$21.1 million) compared to RMB75.1 million in the prior year period, primarily due to increases in advertising and promotion expenses and staff compensation. Selling and marketing expenses included share-based compensation expenses of RMB16.2 million (US$2.4 million) in the fourth quarter of 2018 compared to RMB0.2 million in the prior year period.

•	General and administrative expenses in the fourth quarter of 2018 were RMB29.8 million (US$4.3 million) compared to RMB8.2 million in the prior year period, primarily due to increased headcount as a result of the Company’s recent business expansion as well as increased professional fees associated the Company’s initial public offering completed in November 2018 and ongoing expenses as a public company. General and administrative expenses included share-based compensation expenses of RMB10.1 million (US$1.5 million) in the fourth quarter of 2018 compared to RMB0.5 million in the prior year period.

•	Research and development expenses in the fourth quarter of 2018 were RMB5.9 million (US$0.9 million) compared to RMB3.8 million in the prior year period, mainly driven by increased headcount as a result of the Company’s recent business expansion.

Loss from continuing operations was RMB17.3 million (US$2.5 million) in the fourth quarter of 2018 compared to a loss of RMB5.9 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the fourth quarter of 2018 was RMB29.9 million (US$4.3 million) compared to RMB15.1 million in the prior year period. Basic and diluted loss per ordinary share were both RMB0.16(US$0.02) in the fourth quarter of 2018 compared to RMB0.15 in the prior year period.

Adjusted net income attributable to the Company’s shareholders was RMB8.2 million (US$1.2 million) in the fourth quarter of 2018 compared to a loss of RMB6.9 million in the prior year period. Adjusted basic and diluted earnings per ordinary share were both RMB0.04(US$0.01) in the fourth quarter of 2018 compared to a loss of RMB0.07 in the prior year period.

Adjusted EBITDA was RMB8.5 million (US$1.2 million) in the fourth quarter of 2018 compared to a loss of RMB 5.7 million in the prior year period.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income attributable to the Company’s shareholders, adjusted earnings per ordinary share, and adjusted EBITDA, please reference sections titled “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents of RMB578.6 million (US$84.1 million). Net cash used in operating activities in the fourth quarter of 2018 was RMB6.3 million (US$0.9 million) compared to net cash generated from operating activities of RMB4.3 million in the prior year period.

Unaudited Full Year 2018 Financial Results

Net Revenues

Net revenues in the full year of 2018 increased by 131.9% to RMB651.0 million (US$94.7 million) from RMB280.7 million in the prior year, mainly due to the revenues growth from auto shows.

•	Auto shows revenues in the full year of 2018 increased by 144.1% to RMB644.3 million (US$93.7 million) from RMB263.9 million in the prior year, primarily due to the same factors that led to the quarterly increase.

•	Group-purchase facilitation generated no revenue in the full year of 2018, because the Company shifted its business focus from group-purchase facilitation to auto shows since the fourth quarter of 2016, as automobile consumers in China are increasingly willing to explore more brands that fit their budgets and needs.

•	Virtual dealership, demand-side platform and others were RMB6.7 million (US$1.0 million) compared to no revenue generated in the prior year. The Company commenced its virtual dealership business in June 2018.

Gross Profit

Gross profit in the full year of 2018 increased by 139.9% to RMB467.6 million (US$68.0 million) from RMB194.9 million in the prior year. Gross margin expanded to 71.8% in the full year of 2018 from 69.4% in the prior year, mostly due to the enhanced efficiency of the Company’s auto show organization processes and its improved bargaining power with third-party service providers.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the full year of 2018 increased to RMB535.8 million (US$77.9 million) from RMB266.7 million in the prior year.

•	Selling and marketing expenses in the full year of 2018 were RMB432.1 million (US$62.8 million) compared to RMB223.2 million in the prior year. The increase was primarily due to the increases in advertising and promotion expenses and staff compensation. Selling and marketing expenses included share-based compensation expenses of RMB41.4 million (US$6.0 million) in the full year of 2018 compared to RMB0.6 million in the prior year.

•	General and administrative expenses in the full year of 2018 were RMB84.4 million (US$12.3 million) compared to RMB27.5 million in the prior year, primarily attributable to the increased headcount as a result of the Company’s recent business expansion as well as increased professional fees associated the Company’s initial public offering completed in November 2018 and ongoing expenses as a public company. General and administrative expenses included share-based compensation expenses of RMB35.4 million (US$5.1 million) compared to RMB1.3 million in the prior year.

•	Research and development expenses in the full year of 2018 were RMB19.3 million (US$2.8 million) compared to RMB15.9 million in the prior year, mainly driven by the increased headcount as a result of the Company’s recent business expansion.

Loss from continuing operations was RMB68.0 million (US$9.9 million) in the full year of 2018 compared to RMB71.7 million in the prior year.

Net Loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the full year of 2018 was RMB113.8 million (US$16.6 million) compared to RMB111.6 million in the prior year. Basic and diluted net loss per ordinary share in the full year of 2018 were both RMB0.81 (US$0.12) compared to RMB1.02 in the prior year.

Adjusted net income attributable to the Company’s shareholders was RMB3.3 million (US$0.5 million) in the full year of 2018 compared to a loss of RMB87.4 million in the prior year. Adjusted basic and diluted earnings per ordinary share were both RMB0.03 (US$0.004) in the full year of 2018 compared to a loss of RMB0.92 in 2017.

Adjusted EBITDA was RMB7.5 million (US$1.1 million) in the full year of 2018 compared to a loss of RMB 84.0 million in the prior year.

Business Outlook

For the first quarter of 2019, the Company expects net revenues to range from approximately RMB113 million to RMB114 million, representing a year-over-year approximate growth of 29.3% to 30.4%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, March 26, 2019 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	7057978

The replay will be accessible through April 3, 2019 by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	7057978

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss, adjusted net loss per share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/loss as net loss excluding the impact of fair value loss of warrant and share-based compensation expenses. The Company defines adjusted net income/loss per share as adjusted net income/ loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net profit/loss excluding the impact of depreciation and amortization, interest expenses (net), fair value loss of warrant and share-based compensation expenses. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant and share-based compensation expenses have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s demand-side precision search platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir.tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Zhihai Mao

Chief Financial Officer

Tel: +86 10 6398 2942

Email: zhihai.mao@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31, 2017	December 31, 2018
	RMB	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	66,695	578,558	84,148
Restricted cash	11,108	-	-
Accounts receivable, net	8,467	52,255	7,600
Prepayment and other current assets	16,181	68,819	10,009
Receivables due from related parties	2,260	-	-
Held-for-sale assets	837	-	-
Short-term investments	4,000	-	-
Total current assets	109,548	699,632	101,757
Non-current assets:
Property, equipment and software, net	938	11,636	1,692
Long-term investments	1,000	4,390	638
Other non-current assets	1,349	10,267	1,493
Total non-current assets	3,287	26,293	3,823
Total assets	112,835	725,925	105,580
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	3,340	6,996	1,018
Advances from customers	9,751	14,704	2,139
Short-term borrowings	24,971	-	-
Salary and welfare benefits payable	41,297	48,835	7,103
Tax payable	21,476	16,974	2,469
Other current liabilities	29,047	36,426	5,296
Convertible loans	41,165	-	-
Total current liabilities	171,047	123,935	18,025
Non-current liabilities:
Warrant	2,818	-	-
Long-term borrowings	2,932	-	-
Total non-current liabilities	5,750	-	-
Total liabilities	176,797	123,935	18,025

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amount in thousands, except as noted)

	As of,
	December 31, 2017	December 31, 2018
	RMB	RMB Unaudited	US$ Unaudited
MEZZANINE EQUITY:
China Best Reach Co., Limited redeemable shares	1,947	-	-
Series A convertible redeemable preferred shares	6,048	-	-
Series B-1 convertible redeemable preferred shares	9,429	-	-
Series B-2 convertible redeemable preferred shares	41,831	-	-
Series C-1 convertible redeemable preferred shares	16,498	-	-
Series C-2 convertible redeemable preferred shares	167,869	-	-
Series C+ convertible redeemable preferred shares	92,451	-	-
Series C-4 convertible redeemable preferred shares	-	-	-
Series D-1 convertible redeemable preferred shares	-	-	-
Series D-2 convertible redeemable preferred shares	-	-	-
TOTAL MEZZANINE EQUITY:	336,073	-	-
Shareholders’ deficit:
Class A ordinary shares	25	166	24
Class B ordinary shares	35	35	5
Additional paid-in capital	-	1,077,183	156,670
Accumulated deficit	(389,326)	(468,026)	(68,072)
Accumulated other comprehensive loss	(10,769)	(7,368)	(1,072)
Total shareholders’ (deficit)/equity	(400,035)	601,990	87,555
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	112,835	725,925	105,580

TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For the three months ended December 31,
	2017	2018
	RMB	RMB	US$

Continuing operations Net revenues
Auto shows	112,374	221,498	32,216
Group-purchase facilitation	1,608	-	-
Virtual dealership, demand-side platform and others	-	4,909	714
Total net revenues	113,982	226,407	32,930

Cost of revenues	(32,789)	(63,098)	(9,177)

Gross profit	81,193	163,309	23,753

Operating expenses:
Selling and marketing expenses	(75,061)	(144,893)	(21,074)
General and administrative expenses	(8,193)	(29,798)	(4,334)
Research and development expenses	(3,792)	(5,937)	(864)
Total operating expenses	(87,046)	(180,628)	(26,272)
Loss from continuing operations	(5,853)	(17,319)	(2,519)
Other expenses:
Interest (expenses)/income, net	(995)	34	5
Exchange loss	(49)	(156)	(23)
Investment loss	-	(613)	(89)
Change in fair value of warrant	(1,390)	-	-
Others, net	(11)	(253)	(37)
Loss from continuing operations before income taxes	(8,298)	(18,307)	(2,663)
Income tax expense	-	-	-
Net loss from continuing operations	(8,298)	(18,307)	(2,663)
Discontinued operations
Loss from discontinued operations before income taxes	(674)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	(674)	-	-
Net loss	(8,972)	(18,307)	(2,663)

    TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except per share data)

	For the three months ended December 31,
	2017	2018
	RMB	RMB	US$

Accretions to preferred shares redemption value	(6,088)	(11,615)	(1,689)
Net loss attributable to the TuanChe Limited’s shareholders	(15,060)	(29,922)	(4,352)
Net loss	(8,972)	(18,307)	(2,663)
Other comprehensive loss:
Foreign currency translation adjustments	(319)	(5,709)	(830)
Total other comprehensive loss	(319)	(5,709)	(830)
Total comprehensive loss	(9,291)	(24,016)	(3,493)
Accretions to preferred shares redemption value	(6,088)	(11,615)	(1,689)
Comprehensive loss attributable to the TuanChe Limited's shareholders	(15,379)	(35,631)	(5,182)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.15)	(0.16)	(0.02)
Diluted	(0.15)	(0.16)	(0.02)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.01)	-	-
Diluted	(0.01)	-	-
Weighted average number of ordinary shares
Basic	94,870,580	188,370,382	188,370,382
Diluted - continuing operations	94,870,580	188,370,382	188,370,382
Diluted - discontinuing operations	94,870,580	188,370,382	188,370,382

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB Unaudited	US$ Unaudited

Continuing operations Net revenues
Auto shows	263,928	644,252	93,703
Group-purchase facilitation	16,738	-	-
Virtual dealership, demand-side platform and others	-	6,761	983
Total net revenues	280,666	651,013	94,686

Cost of revenues	(85,742)	(183,369)	(26,670)

Gross profit	194,924	467,644	68,016
Operating expenses:
Selling and marketing expenses	(223,249)	(432,059)	(62,840)
General and administrative expenses	(27,491)	(84,360)	(12,270)
Research and development expenses	(15,925)	(19,262)	(2,802)
Total operating expenses	(266,665)	(535,681)	(77,912)
Loss from continuing operations	(71,741)	(68,037)	(9,896)
Other expenses:
Interest expenses, net	(2,416)	(3,146)	(458)
Exchange (loss)/gain	(199)	1,063	155
Investment loss	-	(660)	(96)
Change in fair value of warrant	(1,390)	(3,843)	(559)
Others, net	52	(465)	(66)
Loss from continuing operations before income taxes	(75,694)	(75,088)	(10,920)
Income tax expense	-	-	-
Net loss from continuing operations	(75,694)	(75,088)	(10,920)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	771	112
Loss from discontinued operations before income taxes	(14,977)	(4,383)	(637)
Income tax expense, net	-	-	-
Net loss from discontinued operations	(14,977)	(3,612)	(525)
Net loss	(90,671)	(78,700)	(11,445)

  TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB Unaudited	US$ Unaudited

Accretions to preferred shares redemption value	(20,945)	(35,066)	(5,100)
Net loss attributable to the TuanChe Limited’s shareholders	(111,616)	(113,766)	(16,545)
Net loss	(90,671)	(78,700)	(11,445)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(1,367)	3,401	495
Total other comprehensive (loss)/income	(1,367)	3,401	495
Total comprehensive loss	(92,038)	(75,299)	(10,950)
Accretions to preferred shares redemption value	(20,945)	(35,066)	(5,100)
Comprehensive loss attributable to the TuanChe Limited's shareholders	(112,983)	(110,365)	(16,050)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.02)	(0.81)	(0.12)
Diluted	(1.02)	(0.81)	(0.12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.16)	(0.03)	(0.004)
Diluted	(0.16)	(0.03)	(0.004)
Weighted average number of ordinary shares
Basic	94,870,580	121,938,427	121,938,427
Diluted - continuing operations	94,870,580	121,938,427	121,938,427
Diluted - discontinuing operations	94,870,580	121,938,427	121,938,427

TUANCHE LIMITED
UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For the three months ended December 31,
	2017	2018
	RMB	RMB	US$

Net loss	(8,972)	(18,307)	(2,663)
Add：
Depreciation and amortization	230	334	49
Interest expense, net	995	(34)	(5)
EBITDA	(7,747)	(18,007)	(2,619)
Add：
Fair value loss of warrant	1,390	-	-
Share-based compensation expenses	679	26,506	3,855
Adjusted EBITDA	(5,678)	8,499	1,236

Net loss	(8,972)	(18,307)	(2,663)
Add：
Fair value loss of warrant	1,390	-	-
Share-based compensation expenses	679	26,506	3,855
Adjusted net (loss)/income	(6,903)	8,199	1,192

Weighted average number of ordinary shares
Basic	94,870,580	188,370,382	188,370,382
Diluted	94,870,580	188,370,382	188,370,382

Adjusted net (loss)/income per share from continuing operations
Basic	(0.07)	0.04	0.01
Diluted	(0.07)	0.04	0.01

TUANCHE LIMITED
UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$

Net loss	(90,671)	(78,700)	(11,445)
Add：
Depreciation and amortization	965	1,060	154
Interest expense, net	2,416	3,146	458
EBITDA	(87,290)	(74,494)	(10,833)
Add：
Fair value loss of warrant	1,390	3,843	559
Share-based compensation expenses	1,896	78,133	11,364
Adjusted EBITDA	(84,004)	7,482	1,090

Net loss	(90,671)	(78,700)	(11,445)
Add：
Fair value loss of warrant	1,390	3,843	559
Share-based compensation expenses	1,896	78,133	11,364
Adjusted net (loss)/income	(87,385)	3,276	478

Weighted average number of ordinary shares
Basic	94,870,580	121,938,427	121,938,427
Diluted	94,870,580	121,938,427	121,938,427
Adjusted (net loss)/net income per share from continuing operations
Basic	(0.92)	0.03	0.004
Diluted	(0.92)	0.03	0.004